metabolic

RECEIVED

2008 MAR -7 A 11:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

27 February, 2008

[redacted]

08001153

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

EXPRESS POST

Dear Sir/Madam,

SUPPL

Re: **Metabolic Pharmaceuticals Limited (FILE NO. 82-34880)**
submission of information filed with Australian Stock Exchange (ASX)
and Australian Securities and Investment Commission (ASIC)
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find attached copies of announcements lodged with the ASX and ASIC:

Date of Announcement/Lodgement	To:	Title	No of Pages
1 February 2008	ASX	Quarterly Investor Update	3
27 February 2008	ASX	Half Yearly Report and Accounts	21
27 February 2008	ASIC	Form 7051 – Half Yearly Reports	19

PROCESSED
MAR 1 3 2008
THOMSON FINANCIAL

Yours faithfully,
Metabolic Pharmaceuticals Limited

Belinda Shave
Financial Controller & Company Secretary

dw 3/11

(MPSEC27-2-08.doc)

RECEIVED

2008 MAR -7 A 11: 02

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile	
To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	01-Feb-2008
Time	12:08:01
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Quarterly Investor Update

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online.
Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is 1900 999 279.

metabolic

QUARTERLY INVESTOR UPDATE

NUMBER 20, 1 FEBRUARY 2008

➢ ***Key features: project pipeline and Company strategy***

CEO OVERVIEW FROM DR ROLAND SCOLLAY

Welcome to our *Quarterly Investor Update* for Q407, covering the period October to December 2007. During the quarter, Metabolic held its AGM with all resolutions passed.

The Company has experienced a period of quiet news flow over the last few months. However, we have been very busy 'behind the scenes' with several animal studies in progress and continuing discussions with a variety of potential partners for M&A and/or licensing opportunities.

In this *Update* we have provided a summary of the Company's project pipeline (*reverse of this page*). Metabolic has several projects in its portfolio, the lead project being the *Oral Peptide Delivery Platform*. This platform may be used to create oral versions of peptide drugs that are currently only available by injection.

The Company is also developing an oral version of insulin and compounds for nerve protection and/or nerve repair which are being developed with our joint venture partner, *Neuren Pharmaceuticals Limited* in New Zealand. In addition, continuing preclinical research on *AOD9604* for use in the prevention and/or treatment of osteoporosis is aimed at completing a data package with a view to finding a partner to develop this project.

Metabolic is in a sound financial position with more than A$17 million in cash and interest bearing deposits as at 31 December 2007, which is a cash backing of around 5.5 cents per share (share price currently trading at 3 to 4 cents). Based on current activities, the Company expects to have A$15 million at 30 June 2008.

COMPANY STRATEGY

Metabolic's current growth strategy is focussed on developing its *Oral Peptide Delivery Platform* as efficiently as possible, and acquiring new projects through in-licensing arrangements, collaborations or M&A activities. The key elements of this strategy are:

- To focus research activities on the *Oral Peptide Delivery Platform* and assess its potential as an internal source of new projects and/or a source of licensing opportunities;
- To de-risk the pipeline by out-licensing projects, for example, the osteoporosis programme;
- To build the pipeline by acquiring preclinical and / or clinical stage projects; and
- To consider joint ventures, collaborations and M&A activity as a means of corporate growth and pipeline expansion.

Metabolic intends to move forward the projects in its pipeline as quickly and cost effectively as possible. In the interests of efficiency, Metabolic outsources most of its research and development activities to gain access to the best possible expertise in these areas. For more information, visit www.metabolic.com.au to access the '*Our Business*' area or view Metabolic's 2007 Annual Report.

ANNUAL GENERAL MEETING

Metabolic's Annual General Meeting was held on Friday 2 November, 2007. All resolutions were passed, including the non-binding vote on the Company's 2007 Remuneration Report, the election of Directors Mr Rob Stewart and Mr Don Clarke, and ratification of the share issue made on 7 December 2006. An audio webcast and accompanying slides of presentations made by the Chairman and the CEO are available at www.metabolic.com.au in the '*Investor Relations*' section.

Inherent Risks of Investment in Biotechnology Companies

There are many inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialisation and a significant proportion of drugs fall one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Metabolic are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in companies specialising in these, such as Metabolic, must be regarded as highly speculative. Metabolic strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statement

Certain statements in this Quarterly Investor Update contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the Company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services. Metabolic undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this update. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Metabolic Pharmaceuticals Limited Annual Report for the year ended June 30, 2007, copies of which are available from the Company or at www.metabolic.com.au.

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862

Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

metabolic

METABOLIC'S PROJECT PIPELINE

AS AT FEBRUARY 2008

PROJECT	DEVELOPMENT	MARKET
Oral Peptide Delivery Platform • Platform to create new, oral versions for a variety of injected peptide drugs • Most peptide drugs are injected - they do not survive digestion when swallowed and/or are poorly absorbed • Majority of Metabolic's resources are allocated to this project	• Preclinical stage project with animal studies currently in progress • Oral versions of various peptide drugs have been created and tested in rodent studies • Results from mouse studies with Metabolic's modified versions of insulin indicate oral availability at commercially viable levels • Results of animal studies need to be confirmed in higher species of animals and in humans • Proof-of-concept in animals established in 2006	• 600-700 peptide drugs in development or on the market • Commercial potential as oral drugs are more convenient • Platform could generate multiple development projects • Platform is at a preclinical development stage - no drug candidates are expected to be ready for clinical trials for at least two years • Licensing and/or partnering opportunities may arise prior to human clinical trials
Oral Insulin • Oral versions of insulin have been created using the *Oral Peptide Delivery Platform* • Insulin is used to treat diabetes and is currently an injected drug	• Preclinical stage project with animal studies currently in progress • In various mouse studies the oral availability of Metabolic's modified versions of insulin range between 10-20 percent with high levels of consistency between animals • Oral availability of unmodified insulin is no more than about 1 percent • Industry analysts indicate 10-20 percent oral availability is commercially viable for insulin • Further animal studies in progress to measure oral availability under different conditions and to see if further improvements can be made or are needed	• Worldwide sales of insulin in 2006 amounted to US$9 billion and are projected to grow to US$13.6 billion by 2010 • Almost all of types of insulin are injected and there is strong demand for more convenient delivery methods (e.g. oral delivery) • If preclinical studies are successful, an oral version of insulin may enter clinical development in two to three years
NRPs for Nerve Repair • Joint project with Neuren Pharmaceuticals Limited (NZ) to develop *Neural Regenerative Peptides* (*NRPs*) for nerve protection and/or nerve repair • All intellectual property, development costs and commercial outcomes to be shared equally	• Preclinical stage project with animal studies currently in progress • *NRPs* appear to protect nerves from damage and help them recover from damage • A possible lead drug candidate, *NNZ-4945*, has been identified and tested in rodent studies • Positive results from rodent studies with *NNZ-4945* in animal models of motor neuron disease and peripheral neuropathy • Additional animal studies are in progress to further test the potential of *NRPs*	• Motor neuron disease is an almost uniformly fatal neurodegenerative disease with very few treatment options currently available • Approved drugs for the treatment of peripheral neuropathy have combined sales in excess of US$2 billion a year but only provide symptomatic relief for pain and do not treat or prevent the underlying disease process.
AOD9604 for Osteoporosis • Potential prevention and/or treatment of osteoporosis • *AOD9604* is a fragment of human Growth Hormone with known effects on energy metabolism and bone • Up until Feb 2007, *AOD9604* was also being developed for the treatment of obesity	• Preclinical stage project with animal studies currently in progress • Extensive human safety data from previous obesity trials • Several substantial rodent studies indicate orally delivered *AOD9604* may prevent and possibly treat osteoporosis • Two large rodent studies commenced in 2006 and 2007 to determine the optimum dose, and whether the drug is effective in the treatment of osteoporosis as well as prevention • Results of pending animal studies together with previous animal data, and safety data from obesity trials, will be used to prepare a data package for *AOD9604* for osteoporosis • Metabolic does not intend to develop *AOD9604* for osteoporosis independently and will seek a partner to develop this project	• More than 30 million people over the age of 50 years have osteoporosis and the number is increasing as the population ages • Osteoporosis drug sales are currently around US$7 billion a year

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	27-Feb-2008
Time	11:57:33
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report and Accounts

metabolic

27 February 2008

Company Announcements Officer
Australian Securities Exchange Limited
Level 45
South Tower, Rialto
525 Collins Street
MELBOURNE VIC 3000

Dear Sir/Madam

Re: Half-Year Report (Auditor reviewed) - Period Ended 31 December 2007

Pursuant to ASX Listing Rule 4.2A, please find attached for immediate release the Half-Year Report (Auditor reviewed) on the results of Metabolic Pharmaceuticals Limited ('Metabolic') for the half-year ended 31 December 2007.

Key Financials

- The loss for the half-year was $2,506,686 (*2006: A$8,784,306*);
- The net tangible asset backing per share as at 31 December 2007 was $0.06 (*2006: $0.08*); and
- Metabolic has no borrowings and has cash and bank term deposits of $17 million as at 26 February 2008.

This letter and the attached Half-Year Report form part of this announcement to the Australian Securities Exchange Limited, and should be read in conjunction with the Company's Annual Report for the year ended 30 June 2007.

Yours faithfully,
Metabolic Pharmaceuticals Limited

BShave

Belinda Shave
Company Secretary

METABOLIC PHARMACEUTICALS LIMITED ABN 96 083 866 862
Level 3, 509 St Kilda Road, Melbourne, Victoria 3004, Australia | Telephone +61(3) 9860 5700 | Facsimile +61(3) 9860 5777 | Website www.metabolic.com.au

metabolic

APPENDIX 4D

INTERIM FINANCIAL REPORT

For the half year ended 31 December 2007

(Listing Rule 4.2A)

Name of entity:	**METABOLIC PHARMACEUTICALS LIMITED**
ABN:	**96 083 866 862**
Reporting period:	**HALF YEAR ENDED 31 DECEMBER 2007**
Previous corresponding period:	HALF YEAR ENDED 31 DECEMBER 2006

INDEX

The information contained herein should be read in conjunction with the Annual Report of Metabolic Pharmaceuticals Limited as at 30 June 2007.

Note: The financial figures provided are in **actual** Australian dollars, unless specified otherwise.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

The results of Metabolic Pharmaceuticals Limited for the half year ended 31 December 2007 are as follow:

Revenues and Results from Ordinary Activities:		**Change compared to 2006 %**		**2007 $**
Revenue and income from ordinary activities	Up	4.8%	to	668,343
Loss from ordinary activities after tax attributable to members	Loss has decreased	71.5%	to	(2,506,686)
Net Loss for the period attributable to members	Loss has decreased	71.5%	to	(2,506,686)

Dividends:

No dividends have been paid or declared by the entity since the beginning of the current reporting period.

No dividends were paid for the previous corresponding period.

Brief explanation of figures reported above:

The loss of the Company for the half year ended 31 December 2007 after provision for income tax of nil was $2,506,686 (2006: $8,784,306). The loss for the period includes fully expensing all research, development and patent costs. Revenue and Income for the period totalled $668,343 including interest revenue of $639,653 and grant income of $28,690.

	31.12.07	**31.12.06**
Net Tangible Assets	$18,017,700	$24,482,623
Number of share on issue	300,977,814	299,513,545
Net tangible assets per security	**6 cents**	**8 cents**

Status of review of accounts:
The financial report for the half-year ended 31 December 2007 has been auditor reviewed. The review report is included with the financial report.

[App4DDec07.doc]

metabolic

Metabolic Pharmaceuticals Limited

ABN 96 083 866 862

Half-Year Financial Report

For the half-year ended 31 December 2007

Table of Contents

This half-year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2007 and any public announcements made by Metabolic Pharmaceuticals Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

DIRECTORS' REPORT
FOR THE PERIOD ENDED 31 DECEMBER 2007

The Board of Directors of Metabolic Pharmaceuticals Limited ("Metabolic") present their report in respect of the financial half-year ended 31 December 2007.

DIRECTORS

The Company's Directors in office during or since the half-year are as detailed below. Directors were in office for the entire reporting period unless otherwise stated.

Mr Rob Stewart, *Non-Executive Chairman*, LLB (Hons), B.Com, MBA (Harvard)
Dr Roland Scollay, *Chief Executive Officer*, BSc, PhD, FAICD
Mr Don Clarke, *Non-Executive Chairman*, LLB (Hons)
Dr Chris Belyea, *Chief Scientific Officer*, BSc(Hons), PhD, FIPAA (resigned in August 2007)
Dr Arthur Emmett, *Non-Executive Chairman*, MB BS (resigned in August 2007)
Dr Evert Vos, *Non-Executive Director*, BSc(Hons), BMedSc, PhD, MD (resigned in July 2007)

PRINCIPAL ACTIVITIES

Metabolic's focus is to take drug candidates through research, formal preclinical and clinical development. The Company's lead project is the development of a platform for the oral delivery of existing injectable peptide drugs. This platform has the potential to generate multiple internal projects as well as a variety of licensing opportunities.

REVIEW AND RESULTS OF OPERATIONS

There were significant changes to Metabolic's activities during the six months ended 31 December 2007, including the withdrawal of the neuropathic pain programme and a redirection of resources to the preclinical *Oral Peptide Delivery Platform*.

Neuropathic pain programme discontinued

During the reporting period, Metabolic completed a Phase 2A clinical trial in patients with sciatic neuropathic pain for its drug, *ACV1*. This trial was the first of two planned trials in a Phase 2A programme designed to test the safety and tolerability of *ACV1* in patients with various neuropathic pain conditions. Whilst the results of that trial indicated that the drug has an acceptable safety and tolerability profile, there was no evidence of efficacy when compared to placebo. Unfortunately, data from laboratory studies performed in parallel with the clinical studies indicated that the most likely effective dose of *ACV1* would be impractical to administer and too costly to manufacture. This data, together with the lack of efficacy seen in the Phase 2A trial, led to the closure of the programme.

Oral Peptide Delivery Platform yields new projects

Metabolic made encouraging progress with its *Oral Peptide Delivery Platform*. This technology has potential to create new, oral versions of a variety of injected peptide drugs, and may give rise to a variety of therapeutic development projects. Most peptide drugs need to be injected as they do not effectively survive gastric or intestinal digestion when swallowed and/or are poorly absorbed.

During the reporting period under review, Metabolic used the *Oral Peptide Delivery Platform* to modify various peptide drugs, such as insulin, and then tested these new oral versions in rodent studies. In particular, results from mouse studies with Metabolic's modified versions of insulin indicate oral availability between 10 and 20 percent. Industry analysts indicate that this level would be commercially viable . The results of these rodent studies will need to be confirmed in higher species of animals and then in humans.

The development of the *Oral Peptide Delivery Platform* is at the preclinical stage and therefore no drug candidates are expected to be ready to commence clinical trials for at least two years. However, with this technology, licensing or partnering opportunities may arise prior to clinical stage testing. This project is currently the key research priority for Metabolic.

Collaboration with Neuren moves forward

Metabolic has been working for some time, in collaboration with Neuren Pharmaceuticals Limited, to develop a group of molecules known collectively as the *NRPs*, with all intellectual property, development costs and commercial outcomes to be shared equally. From these small peptide drugs, a possible lead drug candidate with the desired physical characteristics was identified during the reporting period. Results from animal studies indicate that *NRP* candidate *NNZ-4945* has potential to treat motor neuron disease and peripheral neuropathy.

Rodent studies have shown that *NNZ-4945* extended the life expectancy of mice with motor neuron disease by 37 percent from the time of disease onset. There are currently very few treatment options for this almost uniformly fatal neurodegenerative disease. Additional animal studies are planned to further test the potential of *NRPs* for this indication and to select the best individual drug candidate among the group of peptides in this class of compounds.

Further, in studies in an animal model of peripheral neuropathy, very low doses of *NNZ-4945* administered to rats significantly reduced the development of neuropathic impairment compared to non-drug treated controls. In other *in-vitro* tests with animal cells, *NNZ-4945* has been shown to prevent neuronal cells from dying as a result of various stress conditions, suggesting that the compound also prevents neuropathic impairments by protecting the sensory nerves that are damaged in the neuropathy model.

Potential licensing opportunity for osteoporosis programme

Metabolic has been exploring the effects of *AOD9604* on osteoporosis. *AOD9604* is a fragment of human Growth Hormone, a molecule with known effects on energy metabolism and bone. Based on *in vitro* laboratory studies, extensive rodent experiments and published human data with human Growth Hormone, the Company believes *AOD9604* may play a role in the prevention and/or treatment of osteoporosis.

Metabolic will seek to out-license further development of the drug and does not intend to continue development itself. During the reporting period the Company continued its preclinical research for this project with rodent studies to determine the optimum dose of *AOD9604* for bone effects, and whether the drug is effective in the treatment of osteoporosis as well as prevention. The primary objective of this research is to complete a data package to engage potential development partners.

Strategy

Metabolic's current growth strategy is focussed on developing its *Oral Peptide Delivery Platform* as efficiently as possible, and acquiring new projects through in-licensing arrangements, collaborations or M&A activities. The key elements of this strategy are:

- To focus research activities on the *Oral Peptide Delivery Platform* and assess its potential as an internal source of new projects and/or a source of licensing opportunities;
- To de-risk the pipeline by out-licensing projects, for example, the osteoporosis programme;
- To build the pipeline by acquiring preclinical and / or clinical stage projects; and
- To consider joint ventures, collaborations and M&A activity as a means of corporate growth and pipeline expansion.

Metabolic intends to move forward the projects in its pipeline as quickly and cost effectively as possible. In the interests of efficiency, Metabolic outsources most of its research and development activities to gain access to the best possible expertise in these areas.

Financial Result

The loss by the Company for the half-year ended 31 December 2007, after the provision for income tax of nil, was $2,506,686 (*2006: $8,784,306*). This result has been achieved after fully expensing all research, development, and patent costs. The decreased loss during the current period is primarily due to the absence of clinical development costs. Revenue and Income for the period totalled $668,343, including interest revenue of $639,653 and grant income of $28,690.

Metabolic has no borrowings and has cash and bank term deposits of $17 million as at 26 February 2008.

INHERENT RISKS OF INVESTMENT IN BIOTECHNOLOGY COMPANIES

There are many inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialisation and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology.

Companies such as Metabolic are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in companies specialising in these, such as Metabolic, must be regarded as highly speculative. Metabolic strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statements

Certain statements in this Directors' Report contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the Company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services. Metabolic undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this Directors' Report. As a result you are cautioned not to rely on forward-looking statements.

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's independence declaration as required by section 307C of the Corporations Act 2001 is set out on the following page.

Signed in accordance with a resolution of the Directors

Dr Roland Scollay	Mr Rob Stewart
Chief Executive Officer	**Chairman**

Melbourne
26 February 2008

Ernst & Young

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors' of Metabolic Pharmaceuticals Limited

In relation to our review of the financial report of Metabolic Pharmaceuticals Limited for the half-year ended 31 December 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Lonergan

Joanne Lonergan
Partner
26 February 2008

Income Statement

FOR THE HALF-YEAR ENDED 31 DECEMBER 2007	Notes	31 December 2007 $	31 December 2006 $
Finance revenue		639,653	633,763
Government grant income		28,690	-
Other income		-	3,847
Project expense	4(a)	(1,130,301)	(6,261,753)
Employee benefits expense	4(b)	(1,447,563)	(2,140,862)
Depreciation and amortisation expense		(136,115)	(156,807)
Operating leases		(62,642)	(68,136)
Laboratory expenses		(86,462)	(58,862)
Other administrative and overhead expenses		(311,946)	(735,496)
Net Loss before income tax		(2,506,686)	(8,784,306)
Income tax expense		-	-
Net loss attributable to members		(2,506,686)	(8,784,306)
Loss per share			
Basic loss per share (cents per share)	5	(0.83) cents	(3.07) cents
Diluted loss per share (cents per share)	5	(0.83) cents	(3.07) cents

The accompanying notes form part of these financial statements.

Balance Sheet

AS AT 31 DECEMBER 2007	Note	31 December 2007 $	30 June 2007 $
ASSETS			
Current Assets			
Cash and cash equivalents	6	17,440,101	20,579,943
Receivables		165,746	240,445
Prepayments		118,339	145,374
Other		12,141	12,141
Total Current Assets		17,736,327	20,977,903
Non-Current Assets			
Available-for-sale financial assets – investment in shares		225,000	487,500
Property, plant and equipment		420,239	551,848
Total Non-Current Assets		645,239	1,039,348
TOTAL ASSETS		18,381,566	22,017,251
LIABILITIES			
Current Liabilities			
Trade and other payables		227,480	949,727
Provisions		112,217	223,273
Total Current Liabilities		339,697	1,173,000
Non-Current Liabilities			
Provisions		24,169	56,219
Total Non-Current Liabilities		24,169	56,219
TOTAL LIABILITIES		363,866	1,229,219
NET ASSETS		18,017,700	20,788,032
EQUITY			
Contributed Equity		89,081,446	89,081,446
Reserves		1,464,317	1,465,463
Gains/(losses) on available-for-sale financial assets		(275,000)	(12,500)
Retained Earnings/(Accumulated losses)		(72,253,063)	(69,746,377)
TOTAL EQUITY		18,017,700	20,788,032

The accompanying notes form part of these financial statements.

Statement of Changes in Equity

FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

	Contributed Equity	Retained Earnings/ (Accumulated Losses)	Gains/ (Losses) on Available-For-Sale Financial Assets	Other Reserves	Total
	$	$	$	$	$
As at 30 June 2006	78,244,479	(56,339,438)	(12,500)	872,073	**22,764,614**
- Net unrealised gain/(loss) on available-for-sale financial assets	-	-	12,500	-	**12,500**
- Issue of shares and exercise of options	10,673,800	-	-	-	**10,673,800**
- Capital raising costs recognised directly in equity	(363,875)	-	-	-	**(363,875)**
- Cost of share-based payments	-	-	-	179,890	**179,890**
- Loss for the period	-	(8,784,306)	-	-	**(8,784,306)**
As at 31 December 2006	88,554,404	(65,123,744)	-	1,051,963	**24,482,623**
- Net unrealised gain/(loss) on available-for-sale financial assets	-	-	(12,500)	-	**(12,500)**
- Issue of shares and exercise of options	531,069	-	-	-	**531,069**
- Capital raising costs recognised directly in equity	(4,027)	-	-	-	**(4,027)**
- Cost of share-based payments	-	-	-	413,500	**413,500**
- Loss for the period	-	(4,622,633)	-	-	**(4,622,633)**
As at 30 June 2007	89,081,446	(69,746,377)	(12,500)	1,465,463	**20,788,032**
- Net unrealised gain/(loss) on available-for-sale financial assets	-	-	(262,500)	-	**(262,500)**
- Issue of shares and exercise of options	-	-	-	-	-
- Capital raising costs recognised directly in equity	-	-	-	-	-
- Cost of share-based payments	-	-	-	(1,146)	**(1,146)**
- Loss for the period	-	(2,506,686)	-	-	**(2,506,686)**
As at 31 December 2007	89,081,446	(72,253,063)	(275,000)	1,464,317	**18,017,700**

The accompanying notes form part of these financial statements.

Cash Flow Statement

FOR THE HALF-YEAR ENDED 31 DECEMBER 2007	Note	31 December 2007 $	31 December 2006 $
Cash Flows from Operating Activities			
Payments to suppliers and employees		(3,746,662)	(8,464,151)
Interest received		582,636	638,739
Receipt of government grants		28,690	-
Sundry income		-	3,847
Net cash outflows used in operating activities		(3,135,336)	(7,821,565)
Cash Flows from Investing Activities			
Payments for plant and equipment		(4,506)	(99,739)
Net cash outflows used in investing activities		(4,506)	(99,739)
Cash Flows from Financing Activities			
Net Proceeds from issue of shares and exercise of options	9	-	10,309,925
Net cashflows from financing activities		-	10,309,925
Net increase/(decrease) in cash and cash equivalents		(3,139,842)	2,388,621
Cash and cash equivalents at beginning of period		20,579,943	23,304,295
Cash and cash equivalents at the end of period	6	17,440,101	25,692,916

The accompanying notes form part of these financial statements.

Notes to the Financial Statements

FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

1 CORPORATE INFORMATION

The financial report of Metabolic Pharmaceuticals Limited for the half-year ended 31 December 2007 was authorised for issue in accordance with a resolution of the Directors on 26 February 2008.

Metabolic Pharmaceuticals Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange (ASX code: MBP).

2 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

This half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Company as the full annual financial report.

This half-year financial report should be read in conjunction with the annual financial report of Metabolic Pharmaceuticals Limited for the year ended 30 June 2007, which was prepared in accordance with the requirements of the Corporations Act 2001, the ASX Listing Rules, applicable Australian Accounting Standards (including Australian equivalents to International Financial Reporting Standards) and other mandatory professional reporting requirements.

It is also recommended that the half-year financial report be considered together with any public announcements made by Metabolic Pharmaceuticals Limited during the half-year ended 31 December 2007 in accordance with the continuous disclosure requirements of the Corporations Act 2001 and the ASX Listing Rules.

(a) Basis of accounting

This half-year financial report for the period ending 31 December 2007 is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards, including AASB 134 Interim Financial Reporting and other mandatory professional reporting requirements.

The half-year financial report has been prepared on an historical cost basis, except for available-for-sale financial assets that have been measured at fair value.

The half-year financial report is presented in Australian dollars.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Significant accounting policies

The accounting policies adopted in this half-year financial report are consistent with those used in the annual financial report for the year ended 30 June 2007, except as set out in note 2(d) below.

(c) Going Concern

Some of the risks inherent in the development of a pharmaceutical product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development or may infringe intellectual property rights of other parties, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Metabolic are dependent upon the success of their research projects and on the ability to attract funding to support those activities.

(d) Changes in Accounting Policies

The Company has adopted the following amendments to Australian Accounting Standards for annual periods beginning on or after 1 July 2007. Adoption of these amendments did not have any effect on the financial position or performance of the Company and are set out in:

- AASB 2007-1 *Amendments to Australian Accounting Standards* arising from AASB Interpretation 11 (AASB 2)
- AASB 2007-4 *Amendments to Australian Accounting Standards* arising from ED 151 and Other Amendments (AASB 1, 2, 3, 4, 5, 6, 7, 102, 107, 108, 110, 112, 114, 116, 117, 118, 119, 120, 121, 127, 128, 129, 130, 131, 132, 133, 134, 136, 137, 138, 139, 141, 1023 &1038)
- AASB 2007-7 *Amendments to Australian Accounting Standards* (AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128)
- AASB Interpretation 11 (AASB 2 – Group and Treasury Share Transactions).

Notes to the Financial Statements (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

3 SEGMENT INFORMATION

The Company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively. Relevant financial information is presented in the Balance Sheet and Income Statement.

4 EXPENSES

	31 December 2007 $	31 December 2006 $
(a) Project expense		
(1) Pre Clinical expense		
- Oral Peptide Delivery Platform	(371,474)	(4,384)
- Neural Regeneration Peptides	(276,844)	(1,575)
- ACV1 - Neuropathic Pain	(17,775)	(175,489)
- AOD9604 - Obesity	(7,796)	(552,753)
- Other Projects	-	(45,741)
	(673,889)	(779,942)
(2) Clinical Trials expense		
- Oral Peptide Delivery Platform	-	-
- Neural Regeneration Peptides	-	-
- ACV1 - Neuropathic Pain	(99,729)	(537,491)
- AOD9604 - Obesity	(5,966)	(3,474,296)
- Other Projects	-	-
	(105,695)	(4,011,787)
(3) Formulation & Manufacture expense		
- Oral Peptide Delivery Platform	(137,445)	8,520
- Neural Regeneration Peptides	(2,770)	(9,105)
- ACV1 - Neuropathic Pain	69,108	(818,781)
- AOD9604 - Obesity	-	(89,808)
- Other Projects	-	(7,644)
	(71,107)	(916,818)
(4) Miscellaneous Project expense		
- Oral Peptide Delivery Platform	(81,335)	(21,172)
- Neural Regeneration Peptides	-	(4,461)
- ACV1 - Neuropathic Pain	(130,806)	(232,483)
- AOD9604 - Obesity	(29,688)	(288,551)
- Other Projects	(37,781)	(6,539)
	(279,610)	(553,206)
Total Project expense		
- Oral Peptide Delivery Platform	**(590,254)**	**(17,036)**
- Neural Regeneration Peptides	**(279,614)**	**(15,141)**
- ACV1 - Neuropathic Pain	**(179,202)**	**(1,764,244)**
- AOD9604 - Obesity	**(43,450)**	**(4,405,408)**
- Other Projects	**(37,781)**	**(59,924)**
	(1,130,301)	**(6,261,753)**
(b) Employee benefits expense		
Wages and salaries	(1,458,077)	(1,697,067)
Superannuation	(62,988)	(110,740)
Share-based payments expense	1,146	(179,890)
Directors fees	(70,750)	(81,430)
Long service leave provision	74,396	(28,057)
Annual leave provision	68,710	(43,678)
	(1,447,563)	**(2,140,862)**

Notes to the Financial Statements (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

5 LOSS PER SHARE

	31 December 2007	31 December 2006
Basic loss per share (cents)	(0.83) cents	(3.07) cents
Diluted loss per share (cents)	(0.83) cents	(3.07) cents
(a) Net loss used in the calculation of basic and diluted loss per share	($2,506,686)	($8,784,306)
(b) Weighted average number of ordinary shares on issue used in the calculation of basic loss per share	300,792,583	285,881,145

As the Company has incurred a loss for the half-years ending 31 December 2007 and 31 December 2006, potential ordinary shares, being options and performance rights to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted loss per share calculation.

6 CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of the following:

	31 December 2007 $	31 December 2006 $
Cash at bank and in hand	240,101	492,916
Short term deposits	17,200,000	25,200,000
	17,440,101	25,692,916

The company has no borrowings.

7 PROPERTY, PLANT AND EQUIPMENT

Acquisitions and disposals

During the half-year ended 31 December 2007, the company acquired assets with a cost of $5,459 (2006: $99,739). An asset with a carrying value of $953 was disposed of by the Company during the half-year ended 31 December 2007 (2006: $Nil).

Impairment

A review of the carrying values of plant and equipment for impairment, determined that there is no indication that the carrying values may not be recoverable.

8 SHARE-BASED PAYMENTS

During the half year ended 31 December 2007, the company did not issue any Options or Performance Rights to employees (2006: 1,527,096 Performance Rights)

Notes to the Financial Statements (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

9 ISSUED CAPITAL

	31 December 2007 No. of Shares	31 December 2006 No. of Shares	31 December 2007 $	31 December 2006 $
Issues of ordinary shares during the half-year				
- Private Placement of ordinary shares to institutional and professional investors	-	14,583,333	-	$10,500,000
- Options converting to ordinary shares (MBPAW)	-	316,000	-	$173,800
- Exercise of performance rights issued pursuant to the Metabolic Performance Rights Plan (Exercise price: $Nil)	281,673	48,729	-	-
- Capital raising costs recognised as a reduction to equity	-	-	-	($363,875)
Shares issued / Net proceeds	281,673	14,948,062	-	$10,309,925

10 CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The Directors were not aware of any contingent liabilities or contingent assets at 30 June 2007. There has been no change since that date.

11 CORPORATE INFORMATION

Metabolic Pharmaceuticals Limited is a company limited by shares that is incorporated and domiciled in Australia.

12 EVENTS AFTER THE BALANCE SHEET DATE

There has been no event that has significantly or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in the subsequent financial period.

DIRECTORS' DECLARATION
FOR THE PERIOD ENDED 31 DECEMBER 2007

In accordance with a resolution of the directors of Metabolic Pharmaceuticals Limited, we state that:

In the opinion of the Directors:

1. (a) The financial statements and notes of the Company:

   (i) give a true and fair view of the financial position as at 31 December 2007 and the performance for the half-year ended on that date;

   (ii) comply with Accounting Standard AASB134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board.

Roland Scollay
Chief Executive Officer

Rob Stewart
Chairman

Melbourne
26 February, 2008

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

To the members of Metabolic Pharmaceuticals Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying 31 December 2007 financial report of Metabolic Pharmaceuticals Limited (the company), which comprises the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the half year ended on that date, other selected explanatory notes and the directors' declaration.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the company's financial position as at 31 December 2007 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Metabolic Pharmaceuticals Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Metabolic Pharmaceuticals Limited is not in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the company's financial position as at 31 December 2007 and of its performance for the six months ended on that date; and

(ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001.*

Ernst & Young

Ernst & Young

Lonergan

Joanne Lonergan
Partner
Melbourne
26 February 2008

ASIC registered agent number

lodging party or agent name Metabolic Pharmaceuticals Limited
office, level, building name or PO Box no. Level 3
street number & name 509 St Kilda Road
suburb/city Melbourne state/territory VIC postcode 3204
telephone (03) 9860 5700
facsimile (03) 9860 5777
DX number suburb/city

RECEIVED

ASS. REQ-A
CASH. REQ-P
PROC.

Australian Securities & Investments Commission

notification of

form **7051**

• Half Yearly Reports

(to be lodged within 75 days of the end of the accounting period)

(ASX Form 1001)
Corporations Act 2001
285(2), 286(1), 320

Disclosing entity

Please complete A, B or C.

A a company

name Metabolic Pharmaceuticals Limited
A.C.N. 083 866 862

B a body (other than a company)

name
A.R.B.N. (*if applicable*)

C a registered scheme

name
A.R.S.N.

Financial period

from 1/7/07 to 31/12/07

Certification

I certify that the attached documents comprise the half yearly reports together with every other document that is required to be lodged with the reports by a disclosing entity under the Corporations Act 2001. See Annexure "A"

Signature

This form is to be signed by:
if a company or a body — a director or secretary or the equivalent
if a registered scheme — a director or secretary of the responsible entity acting in that capacity

name of responsible entity Metabolic Pharmaceuticals Limited
A.C.N 083 866 862
name of person signing (print) Belinda Shave capacity Company Secretary

sign here B Shave date 27/2/08

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

HALF YEARLY REPORTS

Send to the
Australian Securities and
Investments Commission
PO Box 4000
Gippsland Mail Centre Vic 3841

Annexures to forms

To make any annexure conform to the regulations, you must

1. use A4 size paper of white or light pastel colour with a margin of at least 10mm on all sides
2. number the pages consecutively
3. print or type in dark blue or black ink, so that the document is clearly legible when copied.
4. identify the annexure with a mark such as A, B, C, etc
5. endorse the annexure with the words:
   This is annexure (mark) of (number) pages referred to in form (form number and title)signed by (insert "me" or "us") and dated
6. sign and date the annexure.
   The annexure must be signed by the same person(s) who signed the form.
7. There must be written on the form: the identifying mark and the number of pages.

27 February 2008

metabolic

27-2-08

Metabolic Pharmaceuticals Limited

ABN 96 083 866 862

Half-Year Financial Report

For the half-year ended 31 December 2007

Table of Contents

This half-year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2007 and any public announcements made by Metabolic Pharmaceuticals Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

DIRECTORS' REPORT
FOR THE PERIOD ENDED 31 DECEMBER 2007

The Board of Directors of Metabolic Pharmaceuticals Limited ("Metabolic") present their report in respect of the financial half-year ended 31 December 2007.

DIRECTORS

The Company's Directors in office during or since the half-year are as detailed below. Directors were in office for the entire reporting period unless otherwise stated.

Mr Rob Stewart, *Non-Executive Chairman*, LLB (Hons), B.Com, MBA (Harvard)
Dr Roland Scollay, *Chief Executive Officer*, BSc, PhD, FAICD
Mr Don Clarke, *Non-Executive Chairman*, LLB (Hons)
Dr Chris Belyea, *Chief Scientific Officer*, BSc(Hons), PhD, FIPAA (resigned in August 2007)
Dr Arthur Emmett, *Non-Executive Chairman*, MB BS (resigned in August 2007)
Dr Evert Vos, *Non-Executive Director*, BSc(Hons), BMedSc, PhD, MD (resigned in July 2007)

PRINCIPAL ACTIVITIES

Metabolic's focus is to take drug candidates through research, formal preclinical and clinical development. The Company's lead project is the development of a platform for the oral delivery of existing injectable peptide drugs. This platform has the potential to generate multiple internal projects as well as a variety of licensing opportunities.

REVIEW AND RESULTS OF OPERATIONS

There were significant changes to Metabolic's activities during the six months ended 31 December 2007, including the withdrawal of the neuropathic pain programme and a redirection of resources to the preclinical *Oral Peptide Delivery Platform.*

Neuropathic pain programme discontinued

During the reporting period, Metabolic completed a Phase 2A clinical trial in patients with sciatic neuropathic pain for its drug, *ACV1*. This trial was the first of two planned trials in a Phase 2A programme designed to test the safety and tolerability of *ACV1* in patients with various neuropathic pain conditions. Whilst the results of that trial indicated that the drug has an acceptable safety and tolerability profile, there was no evidence of efficacy when compared to placebo. Unfortunately, data from laboratory studies performed in parallel with the clinical studies indicated that the most likely effective dose of *ACV1* would be impractical to administer and too costly to manufacture. This data, together with the lack of efficacy seen in the Phase 2A trial, led to the closure of the programme.

Oral Peptide Delivery Platform yields new projects

Metabolic made encouraging progress with its *Oral Peptide Delivery Platform.* This technology has potential to create new, oral versions of a variety of injected peptide drugs, and may give rise to a variety of therapeutic development projects. Most peptide drugs need to be injected as they do not effectively survive gastric or intestinal digestion when swallowed and/or are poorly absorbed.

During the reporting period under review, Metabolic used the *Oral Peptide Delivery Platform* to modify various peptide drugs, such as insulin, and then tested these new oral versions in rodent studies. In particular, results from mouse studies with Metabolic's modified versions of insulin indicate oral availability between 10 and 20 percent. Industry analysts indicate that this level would be commercially viable . The results of these rodent studies will need to be confirmed in higher species of animals and then in humans.

The development of the *Oral Peptide Delivery Platform* is at the preclinical stage and therefore no drug candidates are expected to be ready to commence clinical trials for at least two years. However, with this technology, licensing or partnering opportunities may arise prior to clinical stage testing. This project is currently the key research priority for Metabolic.

Collaboration with Neuren moves forward

Metabolic has been working for some time, in collaboration with Neuren Pharmaceuticals Limited, to develop a group of molecules known collectively as the *NRPs*, with all intellectual property, development costs and commercial outcomes to be shared equally. From these small peptide drugs, a possible lead drug candidate with the desired physical characteristics was identified during the reporting period. Results from animal studies indicate that *NRP* candidate *NNZ-4945* has potential to treat motor neuron disease and peripheral neuropathy.

Rodent studies have shown that *NNZ-4945* extended the life expectancy of mice with motor neuron disease by 37 percent from the time of disease onset. There are currently very few treatment options for this almost uniformly fatal neurodegenerative disease. Additional animal studies are planned to further test the potential of *NRPs* for this indication and to select the best individual drug candidate among the group of peptides in this class of compounds.

Further, in studies in an animal model of peripheral neuropathy, very low doses of *NNZ-4945* administered to rats significantly reduced the development of neuropathic impairment compared to non-drug treated controls. In other *in-vitro* tests with animal cells, *NNZ-4945* has been shown to prevent neuronal cells from dying as a result of various stress conditions, suggesting that the compound also prevents neuropathic impairments by protecting the sensory nerves that are damaged in the neuropathy model.

Potential licensing opportunity for osteoporosis programme

Metabolic has been exploring the effects of *AOD9604* on osteoporosis. *AOD9604* is a fragment of human Growth Hormone, a molecule with known effects on energy metabolism and bone. Based on *in vitro* laboratory studies, extensive rodent experiments and published human data with human Growth Hormone, the Company believes *AOD9604* may play a role in the prevention and/or treatment of osteoporosis.

Metabolic will seek to out-license further development of the drug and does not intend to continue development itself. During the reporting period the Company continued its preclinical research for this project with rodent studies to determine the optimum dose of *AOD9604* for bone effects, and whether the drug is effective in the treatment of osteoporosis as well as prevention. The primary objective of this research is to complete a data package to engage potential development partners.

Strategy

Metabolic's current growth strategy is focussed on developing its *Oral Peptide Delivery Platform* as efficiently as possible, and acquiring new projects through in-licensing arrangements, collaborations or M&A activities. The key elements of this strategy are:

- To focus research activities on the *Oral Peptide Delivery Platform* and assess its potential as an internal source of new projects and/or a source of licensing opportunities;
- To de-risk the pipeline by out-licensing projects, for example, the osteoporosis programme;
- To build the pipeline by acquiring preclinical and / or clinical stage projects; and
- To consider joint ventures, collaborations and M&A activity as a means of corporate growth and pipeline expansion.

Metabolic intends to move forward the projects in its pipeline as quickly and cost effectively as possible. In the interests of efficiency, Metabolic outsources most of its research and development activities to gain access to the best possible expertise in these areas.

Financial Result

The loss by the Company for the half-year ended 31 December 2007, after the provision for income tax of nil, was $2,506,686 (*2006: $8,784,306*). This result has been achieved after fully expensing all research, development, and patent costs. The decreased loss during the current period is primarily due to the absence of clinical development costs. Revenue and Income for the period totalled $668,343, including interest revenue of $639,653 and grant income of $28,690.

Metabolic has no borrowings and has cash and bank term deposits of $17 million as at 26 February 2008.

INHERENT RISKS OF INVESTMENT IN BIOTECHNOLOGY COMPANIES

There are many inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialisation and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology.

Companies such as Metabolic are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in companies specialising in these, such as Metabolic, must be regarded as highly speculative. Metabolic strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statements

Certain statements in this Directors' Report contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the Company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services. Metabolic undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this Directors' Report. As a result you are cautioned not to rely on forward-looking statements.

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's independence declaration as required by section 307C of the Corporations Act 2001 is set out on the following page.

Signed in accordance with a resolution of the Directors

Dr Roland Scollay
Chief Executive Officer

Mr Rob Stewart
Chairman

Melbourne
26 February 2008

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

Auditor's Independence Declaration to the Directors' of Metabolic Pharmaceuticals Limited

In relation to our review of the financial report of Metabolic Pharmaceuticals Limited for the half-year ended 31 December 2007, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Ernst & Young

Joanne Lonergan
Partner
26 February 2008

Income Statement

FOR THE HALF-YEAR ENDED 31 DECEMBER 2007	Notes	31 December 2007 $	31 December 2006 $
Finance revenue		639,653	633,763
Government grant income		28,690	-
Other income		-	3,847
Project expense	4(a)	(1,130,301)	(6,261,753)
Employee benefits expense	4(b)	(1,447,563)	(2,140,862)
Depreciation and amortisation expense		(136,115)	(156,807)
Operating leases		(62,642)	(68,136)
Laboratory expenses		(86,462)	(58,862)
Other administrative and overhead expenses		(311,946)	(735,496)
Net Loss before income tax		(2,506,686)	(8,784,306)
Income tax expense		-	-
Net loss attributable to members		(2,506,686)	(8,784,306)

Loss per share			
Basic loss per share (cents per share)	5	(0.83) cents	(3.07) cents
Diluted loss per share (cents per share)	5	(0.83) cents	(3.07) cents

The accompanying notes form part of these financial statements.

Balance Sheet

AS AT 31 DECEMBER 2007	Note	31 December 2007 $	30 June 2007 $
ASSETS			
Current Assets			
Cash and cash equivalents	6	17,440,101	20,579,943
Receivables		165,746	240,445
Prepayments		118,339	145,374
Other		12,141	12,141
Total Current Assets		17,736,327	20,977,903
Non-Current Assets			
Available-for-sale financial assets – investment in shares		225,000	487,500
Property, plant and equipment		420,239	551,848
Total Non-Current Assets		645,239	1,039,348
TOTAL ASSETS		18,381,566	22,017,251
LIABILITIES			
Current Liabilities			
Trade and other payables		227,480	949,727
Provisions		112,217	223,273
Total Current Liabilities		339,697	1,173,000
Non-Current Liabilities			
Provisions		24,169	56,219
Total Non-Current Liabilities		24,169	56,219
TOTAL LIABILITIES		363,866	1,229,219
NET ASSETS		18,017,700	20,788,032
EQUITY			
Contributed Equity		89,081,446	89,081,446
Reserves		1,464,317	1,465,463
Gains/(losses) on available-for-sale financial assets		(275,000)	(12,500)
Retained Earnings/(Accumulated losses)		(72,253,063)	(69,746,377)
TOTAL EQUITY		18,017,700	20,788,032

The accompanying notes form part of these financial statements.

Statement of Changes in Equity

FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

	Contributed Equity	Retained Earnings/ (Accumulated Losses)	Gains/ (Losses) on Available-For-Sale Financial Assets	Other Reserves	Total
	$	$	$	$	$
As at 30 June 2006	78,244,479	(56,339,438)	(12,500)	872,073	**22,764,614**
- Net unrealised gain/(loss) on available-for-sale financial assets	-	-	12,500	-	**12,500**
- Issue of shares and exercise of options	10,673,800	-	-	-	**10,673,800**
- Capital raising costs recognised directly in equity	(363,875)	-	-	-	**(363,875)**
- Cost of share-based payments	-	-	-	179,890	**179,890**
- Loss for the period	-	(8,784,306)	-	-	**(8,784,306)**
As at 31 December 2006	88,554,404	(65,123,744)	-	1,051,963	**24,482,623**
- Net unrealised gain/(loss) on available-for-sale financial assets	-	-	(12,500)	-	**(12,500)**
- Issue of shares and exercise of options	531,069	-	-	-	**531,069**
- Capital raising costs recognised directly in equity	(4,027)	-	-	-	**(4,027)**
- Cost of share-based payments	-	-	-	413,500	**413,500**
- Loss for the period	-	(4,622,633)	-	-	**(4,622,633)**
As at 30 June 2007	89,081,446	(69,746,377)	(12,500)	1,465,463	**20,788,032**
- Net unrealised gain/(loss) on available-for-sale financial assets	-	-	(262,500)	-	**(262,500)**
- Issue of shares and exercise of options	-	-	-	-	**-**
- Capital raising costs recognised directly in equity	-	-	-	-	**-**
- Cost of share-based payments	-	-	-	(1,146)	**(1,146)**
- Loss for the period	-	(2,506,686)	-	-	**(2,506,686)**
As at 31 December 2007	89,081,446	(72,253,063)	(275,000)	1,464,317	**18,017,700**

The accompanying notes form part of these financial statements.

Cash Flow Statement

FOR THE HALF-YEAR ENDED 31 DECEMBER 2007	Note	31 December 2007 $	31 December 2006 $
Cash Flows from Operating Activities			
Payments to suppliers and employees		(3,746,662)	(8,464,151)
Interest received		582,636	638,739
Receipt of government grants		28,690	-
Sundry income		-	3,847
Net cash outflows used in operating activities		(3,135,336)	(7,821,565)
Cash Flows from Investing Activities			
Payments for plant and equipment		(4,506)	(99,739)
Net cash outflows used in investing activities		(4,506)	(99,739)
Cash Flows from Financing Activities			
Net Proceeds from issue of shares and exercise of options	9	-	10,309,925
Net cashflows from financing activities		-	10,309,925
Net increase/(decrease) in cash and cash equivalents		(3,139,842)	2,388,621
Cash and cash equivalents at beginning of period		20,579,943	23,304,295
Cash and cash equivalents at the end of period	6	17,440,101	25,692,916

The accompanying notes form part of these financial statements.

Notes to the Financial Statements

FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

1 CORPORATE INFORMATION

The financial report of Metabolic Pharmaceuticals Limited for the half-year ended 31 December 2007 was authorised for issue in accordance with a resolution of the Directors on 26 February 2008.

Metabolic Pharmaceuticals Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange (ASX code: MBP).

2 BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

This half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Company as the full-annual financial report.

This half-year financial report should be read in conjunction with the annual financial report of Metabolic Pharmaceuticals Limited for the year ended 30 June 2007, which was prepared in accordance with the requirements of the Corporations Act 2001, the ASX Listing Rules, applicable Australian Accounting Standards (including Australian equivalents to International Financial Reporting Standards) and other mandatory professional reporting requirements.

It is also recommended that the half-year financial report be considered together with any public announcements made by Metabolic Pharmaceuticals Limited during the half-year ended 31 December 2007 in accordance with the continuous disclosure requirements of the Corporations Act 2001 and the ASX Listing Rules.

(a) Basis of accounting

This half-year financial report for the period ending 31 December 2007 is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards, including AASB 134 Interim Financial Reporting and other mandatory professional reporting requirements.

The half-year financial report has been prepared on an historical cost basis, except for available-for-sale financial assets that have been measured at fair value.

The half-year financial report is presented in Australian dollars.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Significant accounting policies

The accounting policies adopted in this half-year financial report are consistent with those used in the annual financial report for the year ended 30 June 2007, except as set out in note 2(d) below.

(c) Going Concern

Some of the risks inherent in the development of a pharmaceutical product to a marketable stage include the uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development or may infringe intellectual property rights of other parties, the obtaining of the necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Also a particular compound may fail the clinical development process through lack of efficacy or safety. Companies such as Metabolic are dependent upon the success of their research projects and on the ability to attract funding to support those activities.

(d) Changes in Accounting Policies

The Company has adopted the following amendments to Australian Accounting Standards for annual periods beginning on or after 1 July 2007. Adoption of these amendments did not have any effect on the financial position or performance of the Company and are set out in:

- AASB 2007-1 *Amendments to Australian Accounting Standards* arising from AASB Interpretation 11 (AASB 2)
- AASB 2007-4 *Amendments to Australian Accounting Standards* arising from ED 151 and Other Amendments (AASB 1, 2, 3, 4, 5, 6, 7, 102, 107, 108, 110, 112, 114, 116, 117, 118, 119, 120, 121, 127, 128, 129, 130, 131, 132, 133, 134, 136, 137, 138, 139, 141, 1023 &1038)
- AASB 2007-7 *Amendments to Australian Accounting Standards* (AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128)
- AASB Interpretation 11 (AASB 2 – Group and Treasury Share Transactions).

Notes to the Financial Statements (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

3 SEGMENT INFORMATION

The Company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively. Relevant financial information is presented in the Balance Sheet and Income Statement.

4 EXPENSES

	31 December 2007 $	31 December 2006 $
(a) Project expense		
(1) Pre Clinical expense		
- Oral Peptide Delivery Platform	(371,474)	(4,384)
- Neural Regeneration Peptides	(276,844)	(1,575)
- ACV1 - Neuropathic Pain	(17,775)	(175,489)
- AOD9604 - Obesity	(7,796)	(552,753)
- Other Projects	-	(45,741)
	(673,889)	(779,942)
(2) Clinical Trials expense		
- Oral Peptide Delivery Platform	-	-
- Neural Regeneration Peptides	-	-
- ACV1 - Neuropathic Pain	(99,729)	(537,491)
- AOD9604 - Obesity	(5,966)	(3,474,296)
- Other Projects	-	-
	(105,695)	(4,011,787)
(3) Formulation & Manufacture expense		
- Oral Peptide Delivery Platform	(137,445)	8,520
- Neural Regeneration Peptides	(2,770)	(9,105)
- ACV1 - Neuropathic Pain	69,108	(818,781)
- AOD9604 - Obesity	-	(89,808)
- Other Projects	-	(7,644)
	(71,107)	(916,818)
(4) Miscellaneous Project expense		
- Oral Peptide Delivery Platform	(81,335)	(21,172)
- Neural Regeneration Peptides	-	(4,461)
- ACV1 - Neuropathic Pain	(130,806)	(232,483)
- AOD9604 - Obesity	(29,688)	(288,551)
- Other Projects	(37,781)	(6,539)
	(279,610)	(553,206)
Total Project expense		
- Oral Peptide Delivery Platform	**(590,254)**	**(17,036)**
- Neural Regeneration Peptides	**(279,614)**	**(15,141)**
- ACV1 - Neuropathic Pain	**(179,202)**	**(1,764,244)**
- AOD9604 - Obesity	**(43,450)**	**(4,405,408)**
- Other Projects	**(37,781)**	**(59,924)**
	(1,130,301)	**(6,261,753)**
(b) Employee benefits expense		
Wages and salaries	(1,458,077)	(1,697,067)
Superannuation	(62,988)	(110,740)
Share-based payments expense	1,146	(179,890)
Directors fees	(70,750)	(81,430)
Long service leave provision	74,396	(28,057)
Annual leave provision	68,710	(43,678)
	(1,447,563)	(2,140,862)

Notes to the Financial Statements (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

5 LOSS PER SHARE

	31 December 2007	31 December 2006
Basic loss per share (cents)	(0.83) cents	(3.07) cents
Diluted loss per share (cents)	(0.83) cents	(3.07) cents
(a) Net loss used in the calculation of basic and diluted loss per share	($2,506,686)	($8,784,306)
(b) Weighted average number of ordinary shares on issue used in the calculation of basic loss per share	300,792,583	285,881,145

As the Company has incurred a loss for the half-years ending 31 December 2007 and 31 December 2006, potential ordinary shares, being options and performance rights to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted loss per share calculation.

6 CASH AND CASH EQUIVALENTS

Cash and cash equivalents are comprised of the following:

	31 December 2007 $	31 December 2006 $
Cash at bank and in hand	240,101	492,916
Short term deposits	17,200,000	25,200,000
	17,440,101	25,692,916

The company has no borrowings.

7 PROPERTY, PLANT AND EQUIPMENT

Acquisitions and disposals

During the half-year ended 31 December 2007, the company acquired assets with a cost of $5,459 (2006: $99,739). An asset with a carrying value of $953 was disposed of by the Company during the half-year ended 31 December 2007 (2006: $Nil).

Impairment

A review of the carrying values of plant and equipment for impairment, determined that there is no indication that the carrying values may not be recoverable.

8 SHARE-BASED PAYMENTS

During the half year ended 31 December 2007, the company did not issue any Options or Performance Rights to employees (2006: 1,527,096 Performance Rights)

Notes to the Financial Statements (continued)

FOR THE HALF-YEAR ENDED 31 DECEMBER 2007

9 ISSUED CAPITAL

	31 December 2007 No. of Shares	31 December 2006 No. of Shares	31 December 2007 $	31 December 2006 $
Issues of ordinary shares during the half-year				
- Private Placement of ordinary shares to institutional and professional investors	-	14,583,333	-	$10,500,000
- Options converting to ordinary shares (MBPAW)	-	316,000	-	$173,800
- Exercise of performance rights issued pursuant to the Metabolic Performance Rights Plan (Exercise price: $Nil)	281,673	48,729	-	-
- Capital raising costs recognised as a reduction to equity	-	-	-	($363,875)
Shares issued / Net proceeds	281,673	14,948,062	-	$10,309,925

10 CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The Directors were not aware of any contingent liabilities or contingent assets at 30 June 2007. There has been no change since that date.

11 CORPORATE INFORMATION

Metabolic Pharmaceuticals Limited is a company limited by shares that is incorporated and domiciled in Australia.

12 EVENTS AFTER THE BALANCE SHEET DATE

There has been no event that has significantly or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in the subsequent financial period.

DIRECTORS' DECLARATION
FOR THE PERIOD ENDED 31 DECEMBER 2007

In accordance with a resolution of the directors of Metabolic Pharmaceuticals Limited, we state that:

In the opinion of the Directors:

1. (a) The financial statements and notes of the Company:

   (i) give a true and fair view of the financial position as at 31 December 2007 and the performance for the half-year ended on that date;

   (ii) comply with Accounting Standard AASB134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

   (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board.

Roland Scollay
Chief Executive Officer

Rob Stewart
Chairman

Melbourne
26 February, 2008

ERNST & YOUNG

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 8650 7777

To the members of Metabolic Pharmaceuticals Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying 31 December 2007 financial report of Metabolic Pharmaceuticals Limited (the company), which comprises the balance sheet as at 31 December 2007, and the income statement, statement of changes in equity and cash flow statement for the half year ended on that date, other selected explanatory notes and the directors' declaration.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the company's financial position as at 31 December 2007 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Metabolic Pharmaceuticals Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Metabolic Pharmaceuticals Limited is not in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the company's financial position as at 31 December 2007 and of its performance for the six months ended on that date; and

(ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001.*

Ernst & Young

Ernst & Young

J Lonergan

Joanne Lonergan
Partner
Melbourne
26 February 2008

END